EXHIBIT 99.6
Execution Version
PENGROWTH ENERGY CORPORATION
THIRD AMENDMENT TO
NOTE PURCHASE AGREEMENT DATED AS OF MAY 11, 2010

U.S.$115,500,000 Senior Secured Notes, Series B, due May 11, 2020
Dated as of September 30, 2019
To the Holders of Notes Named in
the Signature Pages Hereto
Ladies and Gentlemen:
Reference is made to the Note Purchase Agreement dated as of May 11, 2010 among Pengrowth Energy Corporation, a body corporate amalgamated under the laws of the Province of Alberta (the “Company”), and each of the Purchasers listed in Schedule A attached thereto (the “Original Note Purchase Agreement”), pursuant to which the Company issued U.S.$115,000,000 in aggregate principal amount of its 5.98% Senior Secured Notes, Series B, due May 11, 2020 (as amended, restated, supplemented or otherwise modified from time to time prior to the Third Amendment Effective Date (as defined below), the “Existing Notes”). You are referred to herein individually as a “Holder” and collectively as the “Holders.” The Original Note Purchase Agreement, as modified by that certain “First Amendment and Waiver to Note Purchase Agreements dated as of May 11, 2010”, dated as of December 21, 2016, that certain “Second Amendment to Note Purchase Agreements dated as of May 11, 2010”, dated as of October 12, 2017 (the “Second Amendment”), and that certain Most Favored Lender Notice dated March 27, 2019 is referred to herein, collectively, as the “Existing Note Purchase Agreement”. The Existing Note Purchase Agreement, the Existing Notes, and the Existing Series B Notes, in each case as modified by this “Third Amendment to Note Purchase Agreement dated as of May 11, 2010” (this “Agreement”), and as may be further amended, restated, supplemented or otherwise modified from time to time, are referred to herein as the “Note Purchase Agreement”, the “Notes”, and the “Series B Notes”, respectively, except as otherwise specifically stated herein. Capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Note Purchase Agreement.
WHEREAS, pursuant to the Second Amendment, (i) the Company and the Holders agreed to certain amendments to the Note Purchase Agreement (as in effect immediately prior to the effectiveness of the Second Amendment), and (ii) the Company and certain of its Subsidiaries granted a security interest in the Collateral in favor of the Holders and the other Secured Parties to secure the obligations under the Note Purchase Agreement, the Notes and the other Financing Documents (in each case, as in effect immediately prior to the effectiveness of the Second Amendment);
WHEREAS, an interest payment is due on the Notes on November 11, 2019 (the “November Interest Payment Date”); and

WHEREAS, the Company has requested that each of the Holders agree to extend the cure period for the November Interest Payment Date from five Business Days, as provided for in Section 11(b) of the Existing Note Purchase Agreement, to eleven Business Days, and the undersigned Holders have agreed to such extension on the terms and conditions set forth herein.
NOW, THEREFORE, in consideration of the premises herein and for good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Company and the undersigned Holders agree as follows:
1.           AMENDMENTS TO EXISTING NOTE PURCHASE AGREEMENT
Effective as of the Third Amendment Effective Date, the Existing Note Purchase Agreement (including, without limitation, the exhibits thereto) is hereby amended as follows (such amendments, the “Amendments”):
1.1          Section 11(b) thereof is hereby amended by changing the reference to “five Business Days” set forth therein to “eleven Business Days.” For the avoidance of doubt, the Company acknowledges and agrees that any interest payment on any Notes not made on the due date therefor, regardless of the amendment provided for in the preceding sentence, shall bear interest at the Default Rate from such due date to the date of payment thereof.
1.2          Section 8A.1(c) is hereby amended and restated to read in its entirety as follows:
“(c) a reduction in the Bank Facility Commitment, excluding any such reduction arising from (i) any refinancing of the Bank Facility with Permitted Refinancing Debt so long as the Permitted Refinancing Debt has a commitment amount that is no less than the Bank Facility Commitment at the time of such refinancing and the conditions for borrowing thereunder are not more onerous to the Company and the Subsidiaries than those in effect under the Bank Facility immediately prior to such refinancing, (ii) any one or more Swan Hills Disposition Events (but only up to an aggregate reduction in the Bank Facility Commitment of Can.$70,000,000) (or its equivalent in other currencies), (iii) a Subordinated Debt Event (but only up to an aggregate reduction in the Bank Facility Commitment equal to the ratable share of the Net Special Prepayment Proceeds attributable thereto allocated to the Bank Facility Commitment or (iv) the reduction in the Bank Facility Commitment effected by the amendment to the Bank Facility dated as of September 30, 2019 (each, a “Bank Commitment Reduction Event”); or”
2.           AMENDMENT TO INTERCREDITOR AGREEMENT
Effective as of the Third Amendment Effective Date, the Holders agree to an amendment to the Intercreditor Agreement (the “Inte rcre ditor Agreement Amendment”), such amendment to be in the form attached hereto as Exhibit A and each Holder agrees to execute the Intercreditor Agreement Amendment within 3 Business Days of the Third Amendment Effective Date. Each Holder acknowledges that the lenders under the Bank Facility are third party beneficiaries of this Section 2.

3.           TERMINATION OF EXTENSION
3.1          The amendment set forth in Section 1.1 of this Agreement shall be ineffective and void ab initio upon the occurrence of a Termination Event (it being understood that the other provisions of this Agreement shall remain in effect) and, upon such occurrence, the holders of Notes shall be entitled to exercise all rights and remedies to which they would be entitled if such amendment had never been made. A “Termination Event” means any of
(a)          the occurrence of an Event of Default;
(b)          the termination, amendment or modification of the 2012 NPA Amendment or the Bank Amendment, other than amendments or modifications that are limited to the extension or expansion of the waivers set forth therein;
(c)          a reduction in the Bank Facility Commitment other than a permitted Bank Commitment Reduction Event;
(d)        the Bank Agent or any lender under the Bank Facility, or any holder of 2012 Notes, exercises any rights or remedies provided for under the Bank Facility (or any related document) or the 2012 Note Agreements on account of any default or event of default under the Bank Facility or the 2012 Note Agreements; or
(e)          any borrowing request is made by the Company under the Bank Facility and such request remains unfunded for two Business Days (provided that such request, if funded, would not result in the outstanding borrowings under the Bank Facility Agreement exceeding the Bank Facility Commitment).

4.           AGREEMENT TO NEGOTIATE TRANSACTION
The Parties will work in good faith to advance the details and documents of a potential extension transaction in respect of the Existing Notes and other secured debt of the Company on the basis of the non-binding conditional terms exchanged among the Parties.
5.           REPRESENTATIONS AND WARRANTIES
Representations and Warranties. The Company hereby represents and warrants to the Holders, as of the Third Amendment Effective Date, as follows:
5.1          Organization and Qualification. Each of the Company and its Subsidiaries is a corporation duly organized, validly existing and, where legally applicable, in good standing under the laws of its jurisdiction of organization, and is duly qualified as a foreign corporation, partnership, trust or other legal entity and, where legally applicable, is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each of the Company and its Subsidiaries has the corporate or other power and authority to own or hold under lease the properties it purports to own or hold under lease, to transact the business it transacts and proposes to transact, to execute and deliver this Agreement and to perform the provisions hereof.
5.2          Authorization, Etc. This Agreement has been duly authorized by all necessary corporate action on the part of the Company and does not require any registration with, consent or approval of, notice to or action by, any Person (including any Governmental Authority) in order to be effective and enforceable. The execution and delivery of this Agreement constitutes private and commercial acts rather than governmental or public acts of the Company. This Agreement constitutes the legal, valid, and binding obligations of the Company, enforceable in accordance with its respective terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).
5.3          Compliance with Laws, Other Instruments, Etc. The execution, delivery and performance by the Company of this Agreement and the Note Purchase Agreement, as amended hereby, will not (a) contravene, result in any breach of, or constitute a default under or result in the creation of any Lien (other than as contemplated by the Note Purchase Agreement) in respect of any property of the Company or any Subsidiary under, any indenture, mortgage, security agreement, deed of trust, loan, purchase or credit agreement, lease, articles or by-laws or the legal equivalent of the foregoing, or any other agreement or instrument to which the Company or any Subsidiary is bound or by which the Company or any Subsidiary or any of their respective properties may be bound or affected, (b) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree, or ruling of any court, arbitrator or other Governmental Authority applicable to the Company or any Subsidiary, or (c) violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to the Company or any Subsidiary.
5.4          Legal, Valid and Binding Obligations. Each of this Agreement, the Note Purchase Agreement, the Notes and each other Financing Document constitutes a legal, valid and binding obligation of the Company and its Subsidiaries party thereto, enforceable against each of them in accordance with its terms.
5.5          No Default or Event of Default. No event has occurred and is continuing and no condition exists as of the Third Amendment Effective Date that, after giving effect to the Amendments set forth herein, would constitute a Default or an Event of Default.
6.           THIRD AMENDMENT EFFECTIVE DATE
This Agreement, including (without limitation) the Amendments, shall become effective as of the date on which all of the following conditions precedent have been satisfied in full (the “Third Amendment Effective Date”):
6.1          Execution and Delivery of this Agreement. All Holders and the Company (collectively the “Parties”) shall have executed and delivered this Agreement and the Parties (or counsel on their behalf) shall have received a counterpart of this Agreement duly executed and delivered by each of the other Parties.

6.2            2012 NPA Amendment. The Holders shall have received a fully executed copy of a “Third Amendment to Note Purchase Agreement dated as of October 18, 2012” (the “2012 NPA Amendment”), in respect of the 2012 Note Agreement, and otherwise in form and substance satisfactory to the Parties, and the 2012 NPA Amendment shall have been duly executed and delivered by the parties thereto and shall be in full force and effect.

6.3            Bank Facility Amendment. The Parties shall have received a fully executed copy of an amendment to the Bank Facility (the “Bank Amendment”), in form and substance satisfactory to the Holders, which shall have been duly executed and delivered by the parties thereto and shall be in full force and effect and which provides for, among other things, the revolving credit portion of the Bank Facility Commitment to be no less than Can.$180,000,000,

6.4            Representations and Warranties. The representations and warranties set forth in Section 5 hereof shall be true and correct on the Third Amendment Effective Date in all respects.

6.5            Amendment Fees. If any fee or other compensation shall be paid to any lender under any Material Credit Facility in connection with the Bank Amendment (or any extension thereof), then the Company shall pay to each Holder, in immediately available funds, a pro rata fee in an amount equal to such fee or compensation based on the aggregate outstanding principal amount of the Notes held by such Holder immediately prior to the Third Amendment Effective Date.

6.6            Payment of Fees. In accordance with the applicable fee agreements, all fees and expenses of the Holders, including without limitation the fees, expenses and disbursements of [REDACTED - NAME OF ADVISORS] invoiced prior to the date hereof shall have been paid in full, and the Company confirms it obligations to continue to pay such fees as set forth in any applicable fee agreement and the Note Purchase Agreement.

6.7            Other Proceedings. All corporate and other proceedings taken or to be taken in connection with the transactions contemplated hereby and all documents incident thereto shall be in form and substance satisfactory to the Required Holders, and all Holders of Series A Notes and Series D Notes, and the Holders (or counsel on their behalf) shall have received all such counterparts or certified or other copies of such documents as they may reasonably request.

7. MISCELLANEOUS
7.1           Ratification; No Waiver. Subject to the Amendments, the Note Purchase Agreement, the Notes and the other Financing Documents executed prior to the Third Amendment Effective Date and each of the other agreements, documents and instruments executed and/or delivered in connection therewith shall remain in full force and effect. The execution, delivery and effectiveness of this Agreement shall not operate as a waiver of any right, power or remedy of the Holders under the Note Purchase Agreement or any other Financing Document, nor constitute a waiver of any provision of the Note Purchase Agreement or any other Financing Document. The execution, delivery and effectiveness of this Agreement shall not be, and shall not be deemed to be, a course of action with respect to the Note Purchase Agreement or any other Financing

Document upon which the Company may rely in the future, and the Company hereby expressly waives any claim to such effect.
7.2           Reference to and Effect on the Note Purchase Agreement. On and after the date hereof, each reference in the Note Purchase Agreement, and in other documents describing or referencing the Note Purchase Agreement to the “Agreement,” “Note Purchase Agreement,” “hereunder,” “hereof,” “herein,” or words of like import referring to the Note Purchase Agreement shall mean and be a reference to the Existing Note Purchase Agreement, as amended hereby.
7.3            Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns.
7.4           Amendment. No amendment, modification, rescission, waiver or release of any provision of this Agreement shall be effective unless the same shall be in writing and signed by the Company and the Required Holders (or in the case of amendments that require unanimity, all Holders).
7.5           Governing Law. This Agreement shall be construed and enforced in accordance with, and the rights of the Parties shall be governed by, the law of the Province of Alberta and the laws of Canada applicable therein.
7.6          Counterparts. This Agreement may be executed in any number of counterparts, each executed counterpart constituting an original, but altogether only one instrument. Delivery of an executed signature page by facsimile or e-mail transmission shall be effective as delivery of a manually signed counterpart of this Agreement.
7.7           Noteholder Representation. Each beneficial holder of Notes that is a signatory hereto, but is not the registered holder of such Notes, represents and warrants that it has the power and authority to bind such registered holder to this Agreement by its execution hereof with the same force and effect as if such registered holder had also executed and delivered this Agreement.
[Signature Pages Follow]

IN WITNESS WHEREOF, the Company and the undersigned Holders have caused this Agreement to be executed and delivered by their respective officer or officers thereunto duly authorized.

PENGROWTH ENERGY CORPORATION

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

[Signature Page to Third Amendment to 2010 Note Purchase Agreement - Pengrowth]

[REDACTED - NAME OF HOLDER]

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

[Signature Page to Amendment - Pengrowth 2010 NPA]

[REDACTED - NAME OF HOLDER]

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

[Signature Page to Amendment - Pengrowth 2010 NPA]

[REDACTED - NAME OF HOLDER]

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

[REDACTED - NAME OF HOLDER]

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

[Signature Page to Amendment - Pengrowth 2010 NPA]

[REDACTED - NAME OF HOLDER]

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

[Signature Page to Amendment - Pengrowth 2010 NPA]

[REDACTED - NAME OF HOLDER]

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

[Signature Page to Amendment - Pengrowth 2010 NPA]

[REDACTED - NAME OF HOLDER]

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

[REDACTED - NAME OF HOLDER]

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

[REDACTED - NAME OF HOLDER]

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

[Signature Page to Amendment - Pengrowth 2010 NPA]

[REDACTED - NAME OF HOLDER]

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

[Signature Page to Amendment - Pengrowth 2010 NPA]

[REDACTED - NAME OF HOLDER]

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

Exhibit A – Intercreditor Agreement Amendment
[REDACTED - SENSITIVE INFORMATION]